Exhibit 99.8

WESTERN WIND ENERGY CORP.

SUITE 1326 – I TE EST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)

VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441

Canada	www.westernwindenergy.com

N E W S   R E L E A S E

May 21, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 29,721,021

WESTERN  WIND  OFFERED  $228  MILLION  FOR  WINDSTAR  PROJECT BY MAJOR US ENERGY COMPANY.

Western Wind Energy Corporation (“Western Wind”) is pleased to announce that Western Wind is  now engaged in negotiations reviewing other offers and is in discussions with major US institutions  regarding self-financing initiatives whereby its 120 MW Windstar Project will produce directly, $1.7  billion in revenue over 30 years.

Although  Western  Wind  was  offered  $228  million  for  all  development  rights  of  its  120  MW  Windstar Project including royalty payments pursuant to a land lease, over a 30-year period, Western  Wind believes that, given the market for renewable energy, developing its own projects will provide  a greater return.

The California energy market is tied to the price of oil and gas and consequently, the new market  price referent (“MPR”) for 2008 is anticipated to be as high as $115 per Mwh for renewable projects.  This price in addition to the Production Tax Credit of $20 per Mwh which offers wind producers,  such as Western Wind, the ability to collect an estimated $135 per Mwh in total compensation under  long-term contracts.

Combining  this  price  structure  with  the  wind  resources  at  our  Mesa  site  of  almost  10  meters  per  second (22 mph) and our Windstar site of 19 mph allows the production yield margin per MW to be  80% higher than any other jurisdiction in North America.   It is through this 80% differential that  allows Western Wind to demand a profit of up to $1.0 million per MW of Net Present Value.  These  are record values for US wind assets.

The dynamics of the project economics call for a direct project cost of between $2.3 - $2.5 million  per megawatt with a further project developer profit payable to Western Wind for up to $1.0 million  per megawatt or up to $170 million of net present value potential profit payable to Western Wind for  Windstar and Mesa only.

In  addition,  Western  Wind  has  access  to  65  further  site  locations  in  California  for  wind  energy  generation.

High cash flow projects such as Western Wind’s California wind projects are expected to be 100%  financed through debt and/or tax equity once fully operational, which means corporate equity is not  required  for  long-term  financing  of  these  projects.   The  construction  phase  may  also  be  largely  financed  through  senior  and  mezzanine  debt  which  minimizes  the  amount  of  corporate  equity  required to complete project development or an interest at the project level can be sold eliminating  any need for corporate equity which would mean Western wind could remain dilution free during the  capital intensive process.

Western Wind is North America’s largest publicly traded non-income trust producer of pure wind  energy.   Western Wind Energy has the capacity to produce 34.5 MW of clean renewable electrical  energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio  Pass (Palm Springs), California with annualized energy output capacity of approximately 70 billion  watt hours per year.

Western  Wind  also  has  over  145  MW  of  expansion  power  sales  agreements  with  the  associated  projects in the late stages of development. In addition, Western Wind Energy has a credible pipeline  of over 1,300 MW of site locations in the State of California. During the past two years, Western  Wind  Energy  has  executed  or  acquired  over  $1  billion  of  power  sales  agreements  totaling  154  megawatts from the sale of wind energy electrical generation. Western Wind Energy was the first to  execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's  27-year continuous operating history in the Tehachapi Pass.

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the  production of electricity from wind energy.   Western Wind Energy conducts its operations through  its  wholly  owned  subsidiaries  in  Arizona  and  California.   Management  of  Western  Wind  Energy  includes individuals involved in the operations and ownership of utility scale wind energy facilities  in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of  this news release.

Certain  statements  included  herein  are  "forward-looking  statements"  as  defined  by  the  Private  Securities  Litigation  Reform  Act  of  1995.   Management  cautions  that  forward-looking  statements  are  not  guarantees  and  that  actual  results  could  differ  materially  from  those  expressed  or  implied  in  the  forward-looking  statement.   Important factors that could cause the actual results of operations or financial condition of the  Company  to  differ  include,  but  are  not  necessarily  limited  to,  the  risks  and  uncertainties  discussed  in  documents filed by the Company with the Securities and Exchange Commission.